

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

February 19, 2016

<u>Via E-Mail</u>
Mr. Anyuan Sun
Chairman and Chief Executive Officer
Hebron Technology Co., Ltd.
No. 587 15th Road, 3rd Av., Binhai Ind. Park
Economic & Technology Development Zone
Wenzhou, Zhejiang Province, People's Republic of China

> **Re: Hebron Technology Co., Ltd.**
> **Pre-effective Amendment 1 to Registration Statement on Form F-1**
> **Filed February 5, 2016**
> **File No. 333-208583**

Dear Mr. Sun:

We reviewed the filing and have the following comments.

<u>Financial Statements</u>

<u>General</u>

1. We note your response to comment 8 of our letter dated January 11, 2016. Your current disclosures throughout the filing indicate that the four million shares were repurchased for $4,000, whereas your response to comment 12 indicates that cash was not paid to the shareholders. In addition, we note that your cash flow statement for the period ended June 30, 2015 reflects a net $11,000 as proceeds from stock issuance and repurchase which would imply that there was cash paid for these four million shares. Please advise. If cash was not received as your response to comment 12 indicates, it would appear that this repurchase may be more of a reverse stock split for which ASC 260-10-55-12 would indicate retroactive treatment would be appropriate. If cash was received for the four million shares, we continue to have difficulty understanding why a treasury share transaction would also be reflected on a retroactive basis pursuant to ASC 260.

Note 1 – Business Description
Reorganization, page F-8

2. We note your response to comment 9 of our letter dated January 11, 2016. In regards to the transaction that occurred on October 22, 2012 between Mr. Shih Chang Chen and Hebron Technology, please further advise how you determined that this was a common control transaction. Your response indicates that Mr. Shih Chang Chen was a friend of Mr. Anyuan Sun rather than an immediate family member. Your response also indicates that Mr. Shih Chang Chen nominally held the shares on behalf of Mr. Anyuan Sun's brother who further nominally held the shares for Mr. Anyuan Sun. It is not clear what is meant by nominally held and why Mr. Shih Chang Chen would have held these shares instead of Mr. Anyuan Sun's brother or Mr. Anyuan Sun. Please advise. Please also tell us whether there were any written agreements between Mr. Shih Chang Chen, Mr. Anyuan Sun, or Mr. Anyuan Sun's brother related to these shares, specifically in regards to the voting of these shares.

Unaudited Financial Statements

Note 1 – Business Description, page F-27

3. We note your response to comment 12 of our letter dated January 11, 2016. The recipients of the eight million shares transferred by Mr. Zhang included individuals who introduced business partners and customers to Xibolun Equipment or provided capital support to Xibolun Equipment. We note that Xibolun Equipment is one of your subsidiaries. Given that it would appear that your company benefitted from the services provided by these individuals, please help us better understand your consideration of SAB Topic 5:T in determining no compensation expense needs to be recorded related to these share transfers.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may direct questions on comments on the financial statements and related matters to Nudrat S. Salik, Staff Accountant, at (202) 551-3692 or Alfred P. Pavot, Jr., Staff Accountant, at, at (202) 551-3738. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

cc: Via E-Mail
       Anthony W. Basch, Esq.
       Jingwen Luo, Esq.
       Kaufman & Canoles, P.C.
       2 James Center, 14th Floor
       1021 East Cary Street
       Richmond, VA 23219